

Mail Stop 3561

December 12, 2016

Via Email
Mr. Lawrence W. McAfee
Executive Vice President and Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

Re: **U.S. Physical Therapy, Inc.**
        Form 10-K for Year Ended December 31, 2015
        Filed March 4, 2016
        File No. 1-11151

Dear Mr. McAfee:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

U.S. Physical Therapy Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

1. Please tell us the terms and conditions under which the non-controlling interests are redeemable. Please tell us why the probability of a limited partner actually asserting the redemption rights is relevant to your accounting for redeemable non-controlling interests. Please disclose the circumstances under which redeemable non-controlling interests are deemed probable of redemption. Please also disclose your accounting for non-controlling interests that are probable of becoming redeemable in the future, if applicable. See paragraphs 13 through 16 of ASC 480-10-S99.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining